Date    31 July 2000
Number  78/00

BHP DIVIDEND DECLARATION ARRANGEMENTS


The Broken Hill Proprietary Company Limited (BHP) Board today announced a dividend declaration schedule for the Company.

The review of the dividend declaration arrangements follows the announcement by the Directors on 17 December 1999 that the financial year for the BHP Group would change from 31 May to 30 June, with effect from 30 June 2000.

In future, it is the intention of the Directors to consider the payment of dividends in conjunction with the first and third quarter profit announcements. Accordingly, it is expected that interim and final dividends will be declared in November and May and payment made in December and June or July respectively.


BHP Directors previously announced an unfranked dividend of 26 cents per share for payment on 3 July 2000.

It remains the intention of the Directors to maintain the suspension of the Dividend Reinvestment Plan.


Contact:
MEDIA RELATIONS                    INVESTOR RELATIONS
Mandy Frostick                     Robert Porter
Manager Media Relations            Vice President Investor Relations
Ph: 61 3 9609 4157                 Ph: 61 3 9609 3540
Mobile: 61 419 546 245             Mobile: 61 419 587 456


Candy Ramsey
BHP Investor Relations Houston
Tel:    (713) 961-8640